UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

INFORMATION CONTAINED IN THIS REPORT

On August 11, 2014, Red Football Limited (“Red Football”), a wholly owned subsidiary of Manchester United plc (the “Registrant”), entered into an amendment and restatement agreement (the “Agreement”), dated August 11, 2014, among Red Football, as Obligors’ Agent, and Bank of America, N.A., as Agent and Original Lender (as each term is defined therein), relating to the term facility agreement, dated May 20, 2013 (the “Secured Term Facility”), among MU Finance plc, the wholly owned finance subsidiary of the Registrant, as Borrower, and Bank of America, N.A., as Original Lender (as each term is defined therein).  The Agreement provides that the Secured Term Facility will be amended and restated (as so amended and restated, the “Amended Facility”) to, among other things, provide for an additional loan of up to $7,892,500 (the “Additional Loan”),  extend the maturity date of the Secured Term Facility to August 8, 2019 and remove the requirement to make amortization payments (with the total outstanding principal amount being payable on the maturity date of the Amended Facility).  Total commitments under the Amended Facility (including the Additional Loan) will be $315,700,000 (which is equivalent to the total original commitments as of the date of the Secured Term Facility).

The Amended Facility became effective under the Agreement on August 11, 2014.  The foregoing description of the Amended Facility is qualified in its entirety by reference to the full text of the Amended Facility, which is filed as Exhibit 4.1 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014

MANCHESTER UNITED PLC

By:	/s/ Edward Woodward
Name: Edward Woodward
Title: Executive Vice Chairman

EXHIBIT INDEX

Exhibit Number	Description

4.1	Amendment and Restatement Agreement, dated August 11, 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender.